Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following presentation was publicly posted by Waters Corporation (“Waters”) on its website (https://ir.waters.com) in connection with its second quarter 2025 financial results conference call held on August 4, 2025. The presentation contains information regarding the proposed business combination between Waters and Augusta SpinCo Corporation, a wholly owned subsidiary of Becton, Dickinson and Company.

Q2 2025 Earnings Call Presentation August 4, 2025

Disclaimer Forward-Looking Statements: This presentation contains forward-looking statements regarding future results and events, including financial and operational guidance and projected estimates. For this purpose, any statements that are not statements of historical fact may be deemed forward-looking statements. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend,” “outlook,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward- looking statements. These forward-looking statements may include statements regarding future operating and financial performance, market growth and drivers of market growth, success of our products, and customer trends. Forward-looking statements in this presentation are based on the expectations and assumptions of Waters Corporation (the “Company” or “Waters”) as of the date of this presentation and are neither predictions nor guarantees of future events or performance. You should not place undue reliance on forward-looking statements, which speak only as of the date hereof and should not be relied upon as representing the Company’s estimates or views as of any date subsequent to the date of this presentation. Each of these forward-looking statements involves risks and uncertainties, and actual results may differ materially from such forward-looking statements for a variety of reasons, including and without limitation, those factors relating to the impact on Waters’ operating results throughout the Company’s various market sectors or geographies from economic, environmental, regulatory, trade and political uncertainties. Furthermore, important factors related to the proposed transaction between the Company, Augusta SpinCo Corporation (“SpinCo”) and Becton, Dickinson and Company (“BD”) could cause actual results to differ materially from those currently anticipated, including that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained, the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, or at all, unexpected costs, charges or expenses resulting from the proposed transaction, uncertainty of the expected financial performance of the combined company following completion of the proposed transaction, failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all, the ability of the combined company to implement its business strategy, difficulties and delays in the combined company achieving revenue and cost synergies, inability of the combined company to retain and hire key personnel, the occurrence of any event that could give rise to termination of the proposed transaction, the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability, evolving legal, regulatory and tax regimes, changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs, actions by third parties, including government agencies, the risk that the anticipated tax treatment of the proposed transaction is not obtained, the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD, risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties. We discuss various factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this presentation in the sections entitled “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Risk Factors” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (“SEC”) on February 25, 2025, as updated by the Company’s subsequent filings with the SEC, including the Company’s Quarterly Reports on Form 10-Q. Except as required by law, the Company does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. It should also be noted that projected financial information for the combined businesses of the Company and SpinCo included in this presentation is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of the Company or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the Company is unable to achieve the synergies and value creation contemplated by the proposed transaction; the Company is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against the Company, BD or the combined company; the Company, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on the Company’s and BD’s operating results. Non-GAAP Financial Measures: To supplement the Company’s financial statements presented on a GAAP basis, the Company has provided certain non-GAAP financial measures, such as constant currency revenue, adjusted operating margin, free cash flow, and non-GAAP diluted earnings per share. Management uses these non-GAAP financial measures to evaluate the Company’s operating performance in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business. Management believes that such measures are important in comparing current results with prior period results and are useful to investors and financial analysts in assessing the Company’s operating performance. The non-GAAP financial information presented herein should be considered in conjunction with, and not as a substitute for, the financial information presented in accordance with GAAP. Management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety. The Company’s definition of these non-GAAP financial measures may differ from similarly titled measures used by others. The non-GAAP financial measures used in this presentation adjust for specified items that can be highly variable or difficult to predict. Investors are encouraged to review the reconciliation of these non- GAAP financial measures to their most directly comparable GAAP financial measures set forth in the Appendix to this presentation and also included in the Company’s press release dated August 4, 2025, available on the Company’s website at: https://ir.waters.com/. Additional Information and Where to Find It: This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. In connection with the proposed transaction between the Company, SpinCo and BD, the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by the Company (the “Form S-4”) that will include a preliminary proxy statement/prospectus of the Company and a definitive proxy statement/prospectus of the Company, the latter of which will be mailed to stockholders of the Company, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.” Participants in the Solicitation: The Company and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of the Company and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above. ©2025 Waters Corporation 1

Key Messages Continued Strong Momentum Execution, Innovation, & Growth Strategy Delivering Results Poised for Transformational Value Creation ©2025 Waters Corporation 2

Q2 2025 Results

Waters™

Q2 2025 Revenue	CC Revenue Growth
$771M	**+8%**
As Reported: **+9%**	FX: **+1%**

CC Instrument Growth	CC Recurring Revenue Growth
+4%	**+11%**
+HSD LC & MS Growth	

Q2 2025 EPS Non-GAAP

$2.95

Growth

+12%

+11% in CC

CC: Constant Currency; growth rates are versus prior year. HSD = High Single Digits

Note: Growth measures presented in constant currency and non-GAAP EPS are non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the Appendix to this presentation and is also included in the Company's press release dated August 4, 2025, available on the Company's website at: https://ir.waters.com/.

©2025 Waters Corporation

3

Continued Strong Momentum – Driven by Waters Division

Waters™

2Q25 Y/Y Revenue Growth in Constant Currency

	Americas	Europe	China	Asia Ex-China
Waters Division	+7%	+9%	+14%	+14%
TA Division	-20%	+2%	+15%	+12%
Total	**+2%**	**+8%**	**+14%**	**+14%**

= **8%** Constant Currency Revenue Growth

Led by +HSD Growth in LC & MS and +LDD recurring revenue growth

Excluding ~**$8M** chemistry sales pull-forward in 2Q25, Waters total company revenue grew **7%** in constant currency, with **9%** recurring revenue growth

Note: Constant currency revenue growth is a non-GAAP financial measure. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the Appendix to this presentation and is also available on the Company's website at: https://ir.waters.com/.

©2025 Waters Corporation
4

Execution, Innovation & Growth Strategy Are Driving Results

Waters™

Commercial Execution KPIs Running Ahead

	2024	NOW (2Q25)
Instrument Replacement	Continued robust replacement momentum led by large pharma & CDMOs	
Service Plan Attachment	50% of active I-Base[1]	52% of active I-Base
eCommerce Adoption	>40% of Chemistry Rev.[2]	45% of Chemistry Rev.
Expand into Contract Orgs	25% of Pharma Rev.[3]	27% of Pharma Rev.
Launch Excellence	Drumbeat cadence of innovation w/ clear TAM focus & strong customer uptake	

Innovation Launches Driving Strength



alliance iS

+3x
2Q25 Sales Growth Y/Y[4]



Xevo™ TQ ABSOLUTE+XR

+40%
2Q25 Sales Growth Y/Y[5]



MAXPEAK PREMIER

+32%
2Q25 Sales Growth Y/Y[6]

+ BioResolve Protein A Affinity Columns
MALS on Empower

Growth Accretion Vectors Exceeding Targets[7]

GLP-1s	**+30bps / yr** Avg. Annual Growth Contribution **+70%** GLP-1 1H25 y/y % Growth
PFAS	**+30bps / yr** Avg. Annual Growth Contribution **+55%** PFAS 1H25 y/y Growth
Generics	**+70-100bps / yr** India Avg. Annual Growth Contribution **+High-Teens** India 1H25 y/y % Growth
Pricing	**+150bps / yr** Long-Term Excess Pricing Contribution **+200bps** Pricing contribution 1H25 y/y

Note: KPI figures are as of year ended December 31, 2024, or the quarter ended June 28, 2025, as applicable. 1. Service plan adoption as % of total active instrument installed base 2. Reflects % of Chemistry consumables sold through eCommerce channels. 3. Reflects % of revenue derived from contract organizations in the pharmaceutical end-market. 4. Waters Alliance iS sales grew 3.1x in constant currency in 2Q25 compared to 2Q24. 5. Waters Xevo TQ Absolute sales grew 40% in constant currency in 2Q25 compared to 2Q24. 6. Waters MaxPeak chemistry sales grew 32% in constant currency in 2Q25 versus 2Q24. 7. Average Annual growth contribution calculations on this slide are based on internal analysis and estimates.

©2025 Waters Corporation
5

Q2 2025 Revenue Stratification Academic & 9% Service Government +9% (3%) Pharma Instruments 39% 40% +11% +4% END PRODUCTS 31% Growth %* Growth %* c MARKETS & SERVICES 60% Industrial +6% Chemistry 21% +16% TA 11% (6%) Europe 29% 35% +8% OPERATING Asia Waters Growth %* Growth %* GEOGRAPHY c c SEGMENTS +14% +10% Americas 89% 36% +2% * % Revenue Growth Q2 2025 vs. Q2 2024 in Constant Currency Constant currency revenue growth is a non-GAAP financial measure. A reconciliation of this non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the Appendix to this presentation and in the Company’s press release dated August 4, 2025, available on the Company’s website Note: No difference in # of days between Q2 2025 and Q2 2024 at: https://ir.waters.com ©2025 Waters Corporation 6

FY & Q3 2025 Guidance Constant Currency Constant Currency Revenue Growth vs. FY 2024 Revenue Growth vs. Q3 2024 FX (0.5%) FX (0.5%) Reported Growth +5.0% to +7.0% Reported Growth +4.5% to +6.5% NON-GAAP EPS NON-GAAP EPS $12.95 to $13.05 $3.15 to $3.25 FY Net Interest Exp. FY Tax Rate FY Avg. Shares FY CC EPS Growth Based on current FX rate assumptions. Constant currency revenue growth and non-GAAP EPS are non-GAAP financial measures. A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the Appendix to this presentation and in the Company’s press release dated August 4, 2025, available on the Company’s website at: https://ir.waters.com/ ©2025 Waters Corporation 7

Biosciences & Diagnostic Solutions Poised for Transformational Value Creation Biosciences & Diagnostic Solutions ©2025 Waters Corporation 8

Biosciences & Diagnostic Solutions Key Topics 1) BD Biosciences & Dx Solutions Standalone Growth 2) Cost & Revenue Synergy Assumptions 3) Fit & Quality of Microbiology 4) Integration Leadership ©2025 Waters Corporation 9

Underwritten BD Outlook: Prudent, Realistic, and Achievable

BD Biosciences & Diagnostic Solutions

BD BS/Dx Returning to Normalized Growth → **5.5%** BD BS/Dx Standalone CAGR 2025-2030 → **Growth Acceleration with Synergies** → **7%** BD BS/Dx Standalone + Rev Synergies CAGR 2025-2030



% BD Biosciences & Dx Solutions Revenue Growth Y/Y
BD BS/Dx Standalone Growth
Growth from Revenue Synergies
5%
Drug Discovery Slowdown
BD Biosciences & Diagnostic Solutions
+5% CAGR 2019-24
CY2025E
Continued Sequential Improvement & Return to +ve Growth in CY 2H25E
1Q25
2Q25
3Q25
4Q25
CY2026E
CY2027E
CY2028E
CY2029E
CY2030E
US A&G and Pharma Drug Discovery (~10% of Revenue)
Flow China Export Ban
Export Licenses
BACTEC Supply
BACTEC Supply Resolution
New Launches
Revenue Synergies: Commercial Excellence + High Growth Adjacencies + Cross Selling
Growth Headwind
Growth Tailwind

Note: Growth from synergies is lower y/y as the revenue base increases. 2019-24 Revenue CAGR is according to BD Fiscal Year. 2025-2050 expected revenue growth rates are according to Calendar Year. Expected 2025-2030 Revenue growth is based on Waters management estimates.

©2025 Waters Corporation
10

Biosciences & Diagnostic Solutions Compelling Cost & Revenue Synergies Cost Synergies by Year 3 Revenue Synergies by Year 5 Commercial Excellence Instrument Replacement Mfg. & Supply Chain $80M $115M Service Attach & eCommerce EPS Launch Excellence accretive High Growth Adjacencies in Year 1 Bioanalytical Characterization Commercial & Service $75M $115M Bioseparations LC-MS into Dx $345M Adj. EBITDA Cross-Selling in annualized DMPK R&D and G&A $45M $60M synergies LC/LC-MS in Upstream expected by year 5 Dx LC-MS In Specialty labs $200M $290M Total Total Adj. EBITDA ($145M Adj. EBITDA impact) ©2025 Waters Corporation 11

Compelling Cost Synergies: $200M = Only ~5% of Cost Base

Waters + BD Biosciences & Diagnostic Solutions

Area	By Year 3	Sub-Area		Driver	*Additional Opportunity*
Mfg. & Supply Chain	$80M	Network Optimization	$40M	Site Rationalization	*Management Consolidation*
		Direct Procurement	$30M	2.5% of Direct Spend	*5% of Direct Spend (= benchmark)*
		Freight & Logistics	$10M	Freight Lane Optimization	*Consolidate Distribution Centers*
Commercial & Service	$75M	Sales & Marketing	$35M	Central Functions	*Spans & Layers*
		Service & Technology	$40M	Digital Infrastructure & Central Service Oversight	
R&D and G&A	$45M	Indirect Procurement	$20M	<2% of In-Direct Spend	*5% of Indirect Spend (= benchmark)*
		Global Capability Center	$25M	Insource Providers	*Leverage Cost-efficient Hubs*
TOTAL	**$200M**	= ~5% of cost base vs. ~8% EMD Millipore + Sigma Aldrich			

Note: EMD Millipore + Sigma Aldrich calculation based on cost synergies of €260M (~$360M) achieved in 2018 and pro forma 2013 cost base of ~$4.6B (FX rate: EUR/USD = 1.38). Sources: Merck Q3 2014 Roadshow Presentation; Merck Strategic Roadmap News Release (October 2016); Versum Materials – Merck KGaA Proxy Statement (February 2019).

©2025 Waters Corporation 12

Compelling Revenue Synergies: Via Proven Playbook

Waters™ + BD Biosciences & Diagnostic Solutions

Area	By Year 5	Sub-Area		Driver	*Additional Opportunity*
Commercial Excellence	$115M	Instrument Replacement	$20M	Systematize Instrument Replacement	*Replacement Normalization & Acceleration (New Launches)*
		eCommerce	$75M	Expand by 20%	*Bring to Industry Levels for Reagents Businesses*
		Service Attachment	$20M	Bring from 40% to 50%	*Bring to Waters 55% 2030 Goal*
High-Growth Adjacencies	$115M	BioAnalytical Characterization	$40M	Flow and PCR in Process Development Labs only	*Flow and PCR in Larger QA/QC Opportunity*
		BioSeparations	$35M	Unlock Stranded Projects	*New Projects*
		LCMS into Dx	$40M	Access to Specialty Dx Labs 24Hr Premium Service Plans	*Acceleration in Regulatory, Assay Development, Automation*
Cross-Selling	$60M	Cross-Selling	$60M	MS-TQs in Pharma DMPK LC/LC-MS in Upstream	*MS in Microbiology* *Sterility Testing in Pharma QA/QC*
TOTAL	**$290M**				

©2025 Waters Corporation

13

Microbiology: Clear Opportunity for Value Creation Upside

Waters™ + BD Biosciences & Diagnostic Solutions

High Quality Asset Indexed to Stable Growth Drivers

Microbiology =
~2/3rds of ~$1.8B
BD Diagnostics Solutions Business
(FY-24)



A leading provider of total workflow solutions for clinical microbiology labs

Commercial Execution & Margin Uplift Opportunity

180bps
growth underperformance vs. market



700bps
Gross Margin opportunity

Mass Spec in Microbiology

$500M
TAM growing HSD



Entry into Mass Spec for microbial identification in clinical labs

Sterility Testing in Pharma QA/QC

$300M
TAM growing HSD



Unlock access to untapped segment for BD microbiology in drug product manufacturing (e.g., cell & gene therapy)

Upside Potential from Highly Actionable Margin Opportunity (not included)

Upside Potential from Meaningful Revenue Opportunity (not included)

TAM: Total Addressable Market; growth rates are based on internal estimates

©2025 Waters Corporation
14

Q2 2025 Earnings Call Presentation Q&A Session

Appendix GAAP to Non-GAAP Reconciliations

Q2 2025 Sales - Reported & Constant Currency Growth % Growth % Growth (in millions USD) 2025 2024 Impact of Currency Reported Constant Currency Waters 688.8 622.6 11% 1% 10% Operating Segments TA 82.5 86.0 (4%) 2% (6%) Pharmaceutical 462.0 415.7 11% 1% 11% End Industrial 237.7 221.4 7% 1% 6% Markets Academic & Government 71.7 71.4 0% 3% (3%) Asia 265.9 237.4 12% (2%) 14% Asia ex-China 148.8 137.3 8% (6%) 14% Geography China 117.1 100.1 17% 3% 14% Americas 280.7 274.5 2% 0% 2% Europe 224.7 196.6 14% 6% 8% Instruments 308.4 294.1 5% 1% 4% Service 297.9 273.4 9% 0% 9% Products & Services Chemistry 165.0 141.1 17% 1% 16% Total Recurring 462.9 414.5 12% 1% 11% Total Sales – Q2 771.3 708.5 9% 1% 8% The Company believes that referring to comparable constant currency growth rates is a useful way to evaluate the underlying performance of Waters Corporation's net sales. Constant currency growth, a non-GAAP financial measure, measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. ©2025 Waters Corporation 17

Q2 2025 Sales - Reported & Constant Currency Growth (cont’d) % Growth % Growth (in millions USD) 2025 2024 Impact of Currency Reported Constant Currency Asia ex-China 133.2 123.2 8% (6%) 14% China 105.2 90.4 16% 2% 14% Waters Division Americas 245.3 230.1 7% 0% 7% Europe 205.1 178.9 15% 6% 9% Waters Division Sales – Q2 688.8 622.6 11% 1% 10% % Growth % Growth (in millions USD) 2025 2024 Impact of Currency Reported Constant Currency Asia ex-China 15.6 14.2 10% (2%) 12% China 11.9 9.7 23% 8% 15% TA Division Americas 35.5 44.4 (20%) 0% (20%) Europe 19.5 17.7 10% 8% 2% TA Division Sales – Q2 82.5 86.0 (4%) 2% (6%) The Company believes that referring to comparable constant currency growth rates is a useful way to evaluate the underlying performance of Waters Corporation's net sales. Constant currency growth, a non-GAAP financial measure, measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. ©2025 Waters Corporation 18

Q2 2025 Earnings Per Share & FY 2025 and Q3 2025 Guidance

Waters™

Earnings Per Share

	Q2 2025	Q2 2024
GAAP	**$ 2.47**	**$ 2.40**
Adjustments:		
Purchased intangibles amortization (a)	$ 0.15	$ 0.15
Restructuring costs and certain other items (b)	$ 0.05	$ 0.01
ERP implementation and transformation costs (c)	$ 0.06	$ -
Acquisition related costs (d)	$ 0.20	$ -
Retention bonus obligation (e)	$ 0.02	$ 0.07
Adjusted Non-GAAP	**$ 2.95**	**$ 2.63**
Foreign Exchange Impact	$ (0.03)	
Adjusted Non-GAAP in constant currency	**$ 2.92**	
Adjusted Non-GAAP % growth in constant currency	**11%**	

a) The purchased intangibles amortization, a non-cash expense, was excluded to be consistent with how management evaluates the performance of its core business against historical operating results and the operating results of competitors over periods of time.

b) Restructuring costs and certain other items were excluded as the Company believes that the cost to consolidate operations, reduce overhead, and certain other income or expense items are not normal and do not represent future ongoing business expenses of a specific function or geographic location of the Company.

c) ERP implementation and transformation costs represent costs related to the Company's initiative to transition from its legacy enterprise resource planning (ERP) system to a new global ERP solution with a cloud-based infrastructure. These costs, which do not represent normal or future ongoing business expenses, are one-time, non-recurring costs related to the establishment of our new global ERP solution that were determined to be non-capitalizable in accordance with accounting standards.

d) Acquisition related costs include all incremental costs incurred to effect the business combination, such as advisory, legal, accounting, tax, valuation, and other professional fees. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

e) In connection with the Wyatt acquisition, the Company recognized a two-year retention bonus obligation that is contingent upon the employee's providing future service and continued employment with Waters. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

FY 2025 and Q3 2025 Guidance

Projected Sales	FY 2025			Q3 2025		
Constant currency sales growth rate*	**5.5%**	**-**	**7.5%**	**5.0%**	**-**	**7.0%**
Currency translation impact	(0.5%)	-	(0.5%)	(0.5%)	-	(0.5%)
Sales growth rate as reported	**5.0%**	**-**	**7.0%**	**4.5%**	**-**	**6.5%**

Projected Earnings Per Diluted Share	FY 2025			Q3 2025		
GAAP earnings per diluted share	**$ 11.45**	**-**	**$ 11.55**	**$ 2.70**	**-**	**$ 2.80**
Adjustments:						
Purchased intangibles amortization (a)	$ 0.60	-	$ 0.60	$ 0.15	-	$ 0.15
Restructuring costs and certain other items (b)	$ 0.07	-	$ 0.07	$ 0.01	-	$ 0.01
ERP implementation and transformation costs (c)	$ 0.25	-	$ 0.25	$ 0.08	-	$ 0.08
Acquisition related costs (d)	$ 0.53	-	$ 0.53	$ 0.21	-	$ 0.21
Retention bonus obligation (e)	$ 0.05	-	$ 0.05	$ -	-	$ -
Adjusted non-GAAP earnings per diluted share	**$ 12.95**	**-**	**$ 13.05**	**$ 3.15**	**-**	**$ 3.25**

* Constant currency growth rates are a non-GAAP financial measure that measures the change in net sales between current and prior year periods, excluding the impact of foreign currency exchange rates during the current period. These amounts are estimated at the current foreign currency exchange rates and based on the forecasted geographical sales in local currency, as well as an assessment of market conditions as of today, and may differ significantly from actual results.

These forward-looking adjustment estimates do not reflect future gains and charges that are inherently difficult to predict and estimate due to their unknown timing, effect and/or significance.

©2025 Waters Corporation
19